UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2005

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On June 27, 2005, NTS Realty Holdings Limited Partnership (the "NTS Realty") issued a press release to announce that it entered into an Agreement of Sale with Great Lakes Property Group Trust to purchase The Lakes Apartments, a 230-unit multifamily property located in Indianapolis, Indiana, for $16.0 million. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:

Exhibit No.	Description
99.1	Press release of NTS Realty Holdings Limited Partnership, dated June 27, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Brian F. Lavin

By: Brian F. Lavin
Its: President and CEO

Date: June 27, 2005



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Brian Lavin, President and CEO   **Date: June 27, 2005**

NTS Realty Holdings Limited Partnership Announces Agreement for Purchase of a Multifamily Property in Indianapolis, Indiana

Louisville, KY (June 27, 2005) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that it entered into an Agreement of Sale (the "Agreement") with Great Lakes Property Group Trust ("Great Lakes") to purchase The Lakes Apartments, which is located in the desirable north side of Indianapolis, Indiana. Built on over nineteen acres of land in 1992, The Lakes Apartments is a multifamily property consisting of approximately 230 luxury apartment units. It is located immediately adjacent to Willow Lake Apartments, which is currently owned by the Company. The property offers many amenities, including a fitness center, car wash, swimming pool and a lighted tennis court. During the last six months, The Lakes Apartments' physical occupancy has ranged from approximately 93% to 97%.

Brian F. Lavin, the President and Chief Executive Officer of the Company's managing general partner, said "We are delighted with the possibility of acquiring another multifamily property in Indianapolis and believe that we will realize synergies from owning two adjacent properties."

Subject to the terms and conditions of the Agreement, the Company has agreed to pay $16.0 million for The Lakes Apartments. The Company intends to finance a portion of the purchase price with a mortgage loan, which it is currently negotiating, and use cash reserves for the remainder.

A spokesperson for the Company indicated that the Company will have access to The Lakes Apartments during the next thirty days to conduct its due diligence investigation of the property. If the Company is satisfied with its due diligence investigation, it will have an additional thirty days to close the transaction. Therefore, closing may occur on or before August 26, 2005.

About NTS Realty Holdings Limited Partnership

The Company currently owns thirty-two properties, comprised of nine multifamily properties, nineteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Orlando and Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

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Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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